EXHIBIT 21.1

PRINCIPAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Organized or Incorporated

Consolidated Subsidiaries of Stoneridge, Inc.:
TED de Mexico SA de CV	Mexico
Alphabet de Mexico SA de CV	Mexico
Stoneridge Electronics AB	Sweden
Stoneridge Pollak, Ltd.	England
Stoneridge Electronics, Ltd.	Scotland
Stoneridge Control Devices, Inc.	Massachusetts, United States
Stoneridge Electronics, Inc.	Texas, United States